Exhibit 4.12
SHANGHAI CRIC INFORMATION TECHNOLOGY CO., LTD.
and
SHANGHAI TIAN ZHUO ADVERTISING CO., LTD.
and
ZHOU XIN

SHAREHOLDER’S VOTING RIGHTS
PROXY AGREEMENT
in respect of
SHANGHAI TIAN ZHUO ADVERTISING CO., LTD.

April 1, 2008

Shareholder’s Voting Rights
Proxy Agreement
This Shareholder’s Voting Rights Proxy Agreement (hereinafter, this “Agreement”) is entered into in Shanghai of the People’s Republic of China (the “PRC”) as of April 1, 2008 by and among the following Parties:
1.	Shanghai CRIC Information Technology Co., Ltd. (the “WFOE”)
Registered Address: Room 308, Technology Tower A, No. 149 Yanchang Road, Shanghai
Legal Representative: Zhou Xin
2.	Shanghai Tian Zhuo Advertising Co., Ltd. (the “Company”)
Registered Address: Room 201, Building 2, No. 38 Haiguang Road, Shanyang Town, Jinshan District, Shanghai
Legal Representative: Zhou Xin
3.	Zhou Xin (the “Shareholder”)
Identity Card No.:
Whereas:
1.	Zhou Xin is the sole existing shareholder of the Company, holding 100% of the equity interest in the Company;
2.
The Shareholder intends to entrust the individual designated by the WFOE with the exercise of his voting rights in the Company and the WFOE consents to designate such individual for the entrustment hereunder.

The Parties hereby agree as follows upon friendly consultations:
Article 1 Voting Right Entrustment
1.1
The Shareholder hereby irrevocably undertakes that he shall execute a Power of Attorney upon the execution of this Agreement, entrusting Ding Zuyu (Identity Card No.:             , hereinafter, the “Agent”) to exercise the following rights entitled to the Shareholder pursuant to the then-effective articles of association of the Company (collectively the “Entrusted Rights”):

(1)	Attending shareholders’ meetings of the Company as proxy of the Shareholder;
(2)
Exercising voting rights on behalf of the Shareholder on all issues (including but not limited to appointment and election of the directors, general managers and other senior management of the Company) required to be discussed and resolved by the shareholders’ meeting;

(3)	Proposing to convene interim shareholders’ meetings;
(4)	Any voting rights of Shareholder stipulated by the PRC Company Law and other laws, and
(5)	Other voting rights of Shareholder under the articles of association of the Company (including such other voting rights of Shareholder as provided after amendment to such articles of association).
1.2
The precondition of the above authorization and entrustment is that the Agent is a PRC citizen and the WFOE consents to such authorization and entrustment. When and only when a written notice is issued by the WFOE to the Shareholder with respect to the removal of the Agent, the Shareholder shall immediately revoke the entrustment of the existing Agent hereunder, and entrust any other PRC citizen then designated by the WFOE to exercise the Entrusted Rights in accordance with this Agreement; the new Power of Attorney shall supersede the previous one once it is executed. Except for the above circumstances, the Shareholder shall not revoke the authorization and entrustment to the Agent.

1.3
The Agent shall perform the entrusted obligations lawfully with diligence and duty of care within the authorization scope hereunder and shall be liable to the WFOE. The Shareholder shall acknowledge and be liable to any legal consequences arising from the Agent’s exercise of the aforesaid Entrusted Rights.

1.4
The Shareholder hereby acknowledges that in exercising the aforesaid Entrusted Rights, the Agent shall ask the opinions of the WFOE, and prior consultation with the Shareholder is not necessary. However, the Agent shall inform the Shareholder in a timely manner of any resolution or proposal on convening an interim shareholders’ meeting after such resolution or proposal is made.

Article 2 Right to Information
For the purpose of exercising the Entrusted Rights hereunder, the Agent is entitled to have access to the information including the Company’s operation, business, clients, finance, staff, etc., and access to relevant materials of the Company (including but not limited to, any books, statements, contracts, internal correspondence, all the minutes of the meeting of the board of directors, and other documents relating to the finance, business, and operation). The Company shall fully cooperate with the Agent in this regard.

Article 3 Exercise of Entrusted Rights
3.1
The Shareholder shall provide sufficient assistance to the Agent for its exercise of the Entrusted Rights, including prompt execution of the resolutions of the shareholders’ meeting of the Company or other related legal documents made by the Agent when necessary (e.g., when the submission of such documents is necessary for the approval of, or registration or filing with government authorities).

3.2
If at any time within the term of this Agreement, the entrustment or exercise of the Entrusted Rights hereunder is unenforceable for any reason (except for default by the Shareholder or the Company), the Parties shall immediately seek a most similar substitute for the provision unenforceable and, if necessary, enter into a supplementary agreement to amend or adjust the provisions herein, so as to ensure the fulfilment of the purpose hereof.

Article 4 Exemption and Indemnification
4.1
The Parties acknowledge that the WFOE shall not be required to be liable for or make any economic or other indemnification to any other Party hereto or any third party as a result of the individual’s exercise of the Entrusted Rights hereunder who is designated by the WFOE.

4.2
The Company and the Shareholder agree to indemnify and hold harmless the WFOE and the Agent against all losses which they suffer or may suffer in connection with the Agent’s exercise of the Entrusted Rights, including but not limited to, any loss resulting from any litigation, demand, arbitration, claim initiated by any third party against them, and losses from administrative investigation or penalty by government authorities. However, losses suffered as a result of the intentional misconduct or gross negligence of the WFOE or the Agent shall not be indemnified.

Article 5 Representations and Warranties
5.1	The Shareholder hereby represents and warrants as follows:
5.1.1
The Shareholder is a PRC citizen with full capacity and with full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may act independently as a subject of actions;

5.1.2
The Shareholder has full internal power and authority to execute and deliver this Agreement and all other documents to be entered into by it which are related to the transaction contemplated hereunder, as well as to consummate such transaction.

5.1.3	This Agreement shall be duly and lawfully executed and delivered by the Shareholder and shall be legally binding upon and enforceable against him in accordance with the terms hereof.

5.1.4
The Shareholder is a registered lawful shareholder of the Company as of the effective date hereof, and except the rights created by this Agreement, the Equity Pledge Agreement between the Shareholder and the WFOE and the Equity Transfer Exclusive Option Agreement among the Shareholder, the Company and the WFOE, there is no third party rights on the Entrusted Rights. Pursuant to this Agreement, the Agent may completely and sufficiently exercise the Entrusted Rights in accordance with the then-effective articles of association of the Company.

5.2	The WFOE and the Company hereby respectively represent and warrant as follows:
5.2.1
each of them is a limited liability company duly registered and validly existing under the PRC law, with an independent corporate legal person status, and has full and independent legal status and legal capacity to execute, deliver and perform this Agreement and may act independently as a subject of actions; and

5.2.2
each of them has the full internal power and authority to execute and deliver this Agreement and all other documents to be entered into by it related to the transaction contemplated hereunder, and has the full power and authority to consummate such transaction hereunder.

5.3
The Company further represents and warrants that the Shareholder is the registered lawful shareholder of the Company as of the effective date of this Agreement. Pursuant to this Agreement, the Agent may completely and sufficiently exercise the Entrusted Rights in accordance with the then-effective articles of association of the Company.

Article 6 Term of Agreement
6.1
This Agreement becomes effective on the date of duly execution by all Parties hereto, and shall be effective until           ; unless it is terminated in advance by written agreement of all Parties or in accordance with the provisions of Aricle 8.1 hereof.

Article 7 Notices
7.1	Any notice, request, demand and other correspondence required by or made in accordance with this Agreement shall be in writing and delivered to the relevant Party.

7.2
The aforemetnioned notice or other correspondence shall be deemed as delivered (i) upon delivery when it is transmitted by facsimile or telex, or (ii) upon handover to the receiver when it is delivered in person, or (iii) upon the fifth (5) day after posting when it is delivered by mail.

Article 8 Default Liability
8.1
The Parties agree and ackowledge that, if any of the Parties (hereinafter the “Defaulting Party”) commits material breach of any provision hereof, or materially fails to perform any obligation hereunder, such breach or failure shall constitute a default under this Agreement (hereinafter a “Default”). In such event, any of the other Parties without default (a “Non-defaulting Party”) shall be entitled to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period. If the Defaulting Party fails to rectify such Default or take remedial measures within such reasonable period or within ten (10) days of receiving the written notice of the Non-defaulting Party and the rectification requirement, and in case the Defaulting Party is the Shareholder or the Company, the Non-defaulting Party shall be entitiled to decide, at its own discretion: (1) terminate this Agreement and require the Defaulting Party to indemnify all the damages, or (2) to demand the Defaulting Party to continue the performance of the obligations hereunder and require the Defaulting Party to indemnify all the damages; in case such Defaulting Party is the WFOE, the Non-defaulting Party shall be entitiled to demand the Defaulting Party to continue the performance of the obligations hereunder and require the Defaulting Party to indemnify all the damages.

8.2
The Parties agree and acknowledge that the Shareholder or the Company shall in no circumstance be entitled to demand for termination of this Agreement in advance unless otherwise provided herein or pursuant to law.

8.3	Notwithstanding any other provisions herein, the validity of this Article shall survive the suspension or termination of this Agreement.
Article 9 Miscellaneous
9.1	This Agreement is made in Chinese in three (3) counterparts with each Party holding one.
9.2	The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC law.

9.3
Any dispute arising from and in connection with this Agreement shall be settled through consultations among the Parties, and if the Parties fail to reach an agreement regarding such dispute within thirty (30) days upon its occurrence, such dispute shall be submitted to Shanghai Sub-commission of China International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with the arbitration rules thereof, and the arbitration award shall be final and binding on all the Parties.

9.4
Any rights, powers and remedies entitled to any Party by any provision herein shall not preclude any other rights, powers and remedies entitled to such Party in accordance with laws and other provisions under this Agreement, and a Party’s exercise of any of its rights, powers and remedies shall not preclude its exercise of other rights, powers and remedies.

9.5
No failure or delay by a Party to exercise any of its rights, powers and remedies hereunder or in accordance with laws (hereinafter the “Rights”) shall be construed as a waiver of such Rights, and the waiver of any single or partial exercise of the Rights shall not preclude its exercise of such Rights in any other way or its exercise of other Rights.

9.6	The headings of the articles herein are for reference only, and in no circumstances shall such headings be used in or affect the interpretation of the provisions hereof.

9.7
Each provision contained herein shall be severable and independent from other provisions. If at any time one or several articles herein become invalid, illegal or unenforceable, the validity, legality or enforceability of other provisions herein shall not be affected.

9.8	Any amendments or supplements to this Agreement shall be in writing and shall become effective upon duly execution by the Parties hereto.

9.9	No Party shall assign any of its rights and/or obligations hereunder to any third party without prior written consent from other Parties.

9.10	This Agreement shall be binding on the legal successors of the Parties.
[The following is intentionally left blank]

[Execution Page]
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date and at the place first set forth above.
Shanghai CRIC Information Technology Co., Ltd.
(Company chop)

By:	/s/ Shanghai CRIC Information Technology Co., Ltd. Name:
Position:
Shanghai Tian Zhuo Advertising Co., Ltd.
(Company chop)

By:	/s/ Shanghai Tian Zhuo Advertising Co., Ltd. Name:
Position:

Zhou Xin

By:	/s/ Zhou Xin